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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: September 30, 2000
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

Enhance Financial Services Group Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

335 Madison Avenue
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City, State and Zip Code

New York, New York 10017

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/ x / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                             See attached sheet.

                                            (ATTACH EXTRA SHEETS IF NEEDED)
                                            Potential persons who are to
                                            respond to the collection of
                                            information contained in this
                                            form are not required to respond
                                            unless the form displays a
                                            currently valid OMB control number.



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
        Samuel Bergman or Bret Derman        (212)             983-3100
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                         / x / Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                          / x / Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                          See attached.
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                     Enhance Financial Services Group Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date                                       By
                  November 14, 2000              /s/ Daniel Gross
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                                                 Daniel Gross
                                                 President and Chief Executive
                                                 Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                                    Form 12b-25
                      Enhance Financial Services Group Inc.
                    (for Form 10-Q for Period Ended 9/30/2000)

                                 Part III - Narrative


On November 13, 2000, the registrant entered into an agreement (the "Merger Agreement") providing for the merger of the registrant with a wholly owned subsidiary of Radian Group, Inc. As a result, either the registrant or Residential Funding Corporation ("RFC") is expected to terminate, as permitted thereby, an agreement they had executed in September 2000 for the sale to a subsidiary of RFC of the registrant's indirectly held 46% interest in Credit-Based Asset Servicing and Securitization LLC and interests in a portfolio of residual mortgage-backed securities that consist of residual interests in real estate mortgage investment conduits (the "REMIC portfolio"). As a result of the termination of the agreement with RFC, the registrant will neither incur nor record in the unaudited consolidated financial statements to be contained in the subject Form 10-Q, a loss and a reversal of certain tax benefits associated with the registrant's investment in the REMIC portfolio that would have resulted from the transaction with RFC. This change in circumstances has required significant "last-minute" revision of the registrant's unaudited consolidated financial statements for the third quarter and nine months ended September 30, 2000.

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                                   Form 12b-25
                        Enhance Financial Services Group Inc.
                      (for Form 10-Q for Period Ended 9/30/2000)

                    Part IV (3) - Explanation of Anticipated Change


The registrant had net income of $15.6 million in the third quarter of 2000 compared to net income of $22.4 million in the third quarter of 1999. Third quarter 2000 basic and diluted earnings per share were $.41 and $.40, respectively compared to $.59 and $.57, respectively, in the third quarter of 1999. The decrease in net earnings is primarily due to loss on sale of certain assets of a subsidiary ($1.4 million); restructuring costs, including severance in connection with the wind-down of the registrant's Singer Asset Finance Company, L.L.C. ("Singer") subsidiary ($7.5 million); break-up fees of $4.0 million which become payable upon the termination of the agreement to sell the registrant's interest in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") affiliate, which will be required in connection with the consummation of the transactions contemplated by the Merger Agreement; a $2.1 million loss on Credit2B.com Inc. ("Credit2B"), a newly formed subsidiary; $1.7 million higher policy acquisition costs; and a $13.0 million decrease in assignment sales; partially offset by $9.1 million of increased income tax benefits, a $1.1 million increase in earned premiums, $1.8 million lower loss and loss adjustment expenses and a $11.3 million decrease in operating expenses primarily related to Singer.

The registrant had net income of $9.8 million for the first nine months of 2000 compared to net income of $64.0 million in the first nine months of 1999. Basic and diluted earnings per share were $0.26 and $0.25, respectively, in the first nine months of 2000 compared to $1.69 and $1.64, respectively, for the same period of 1999. The decrease in net income is primarily due to $22.1 million for the write off of goodwill at Singer; a $19.4 million decrease in assignment sales; a $13.5 million increase in incurred losses and loss adjustment expenses; $7.5 million for severance and related shutdown costs of Singer; $4.2 million for the termination of the registrant's New Products/Ventures Group; a $4.1 million increase in policy acquisition costs, $4.0 million for the break-up fee which become payable upon the termination of the agreement to sell C-BASS, a $2.5 million loss on Credit2B, $2.0 million for the recognition of a servicing liability, a $1.4 for an employee arbitration award; and $1.4 million for a loss on the sale of certain assets of a subsidiary; partially offset by a $12.5 million increase in income tax benefits, a $6.1 million increase in earned premiums, a $4.5 million increase in investment income, a $3.1 million decrease in capital losses and a $2.0 million decrease in operating expenses.